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                                                             EXHIBIT (A)(5)(E)

       REMINDER TO ALL ELIGIBLE OPTION HOLDERS OF THE DEADLINE TO EXCHANGE ELIGIBLE OPTIONS:

                  WEDNESDAY, AUGUST 29, 5:00 P.M., EASTERN TIME




August 27, 2001

To All Employees with Eligible Options:

Please be reminded that the deadline for accepting the Offer is 5:00 p.m., Eastern Time, on August 29, 2001. You may also withdraw options previously elected for exchange at any time before such deadline.

Unless you have received a confirmation from me that your Election To Exchange has been received, we have NOT yet received an Election To Exchange from you. Please call or e-mail me if you have sent in an Election To Exchange and have not received a confirmation of receipt.

As of the close of business on Friday, August 24, 2001, options to purchase 15,068,255 shares of SoundView Technology Group common stock, or approximately 60% of the outstanding options granted under the Wit SoundView Stock Incentive Plan with an exercise price of $5.00 per share or more, had been elected for exchange and not withdrawn.

This e-mail will be filed with the U.S. Securities and Exchange Commission as an exhibit to our Amendment No. 3 to Schedule TO, a copy of which will be available on our website.

Please call or e-mail me if you have any questions.

Sandy

Charles M. Mattingly, Esq.
Associate General Counsel
SoundView Technology Group, Inc.
826 Broadway
New York, New York 10003
Tel: 646/654-2632
Fax: 212/253-5289
e-mail: smattingly@soundview.com
please note the new name of the firm and my new email address